Exhibit 26(d)(11)
                                 AGE 100+ RIDER








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                                 AGE 100+ RIDER

This rider is part of the policy to which it is attached. Except as stated in this rider, it is subject to all of the provisions contained in the policy.

POLICY NUMBER:                      [2000000]

FIRST INSURED:                      [John M. Doe]

SECOND INSURED:                     [Mary A. Doe]

RIDER DATE:                         [January 10, 2002]


                                   DEFINITIONS

LATEST AGE 100 ANNIVERSARY
The Policy Anniversary nearest the Younger Insured's 100th birthday, determined without regard to whether or not such Insured is then alive.

                                     GENERAL

On the Latest Age 100 Anniversary, We will increase the policy's Face Amount by the Total Rider Insurance Amount under the Estate Term Rider, if attached to the policy, and the Estate Term Rider will then terminate.

On the Latest Age 100 Anniversary, notwithstanding any other provision of the policy, the Death Benefit Option in effect will be Death Benefit Option 1. The provision entitled "How to Change the Death Benefit Option" will become inoperative on that date such that the death benefit option may not later be changed. Any policies under Death Benefit Option 2 will be changed to Death Benefit Option 1 on the Latest Age 100 Anniversary without benefit of any resetting of the policy's Face Amount.

DEATH BENEFIT FOLLOWING YOUNGER INSURED'S AGE 100
While this rider is in effect, the "Death Benefit Following Younger Insured's Age 100" provision of the Basic Policy is replaced with the following:

After the Latest Age 100 Anniversary, the death benefit will equal the greater of:

a) the policy's Face Amount on the date of the Second Death; or

b) the Policy Value on the date of the Second Death.

There will be no Monthly Deductions assessed after the Latest Age 100 Anniversary. The Loans provision and Partial Withdrawals provision will still be in effect. No premium payments may be made after the Latest Age 100 Anniversary.

UNDER FEDERAL TAX LAW, THIS POLICY MAY NOT QUALIFY AS LIFE INSURANCE AFTER THE LATEST AGE 100 ANNIVERSARY. IT MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES AND A TAX ADVISOR SHOULD BE CONSULTED BEFORE THE POLICYHOLDER CHOOSES TO CONTINUE THE POLICY AFTER THE LATEST AGE 100 ANNIVERSARY.


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MONTHLY RIDER CHARGES

The current cost of insurance rate declared by Us, as described in the Monthly Deduction provision of the Basic Policy, is adjusted upward to reflect the expense associated with this rider. The cost of insurance rate applied to the net amount at risk under the Basic Policy is higher when this rider is effective. The combined cost of insurance rate for the Basic Policy and this rider used to compute the cost of insurance is guaranteed not to exceed the Table of Guaranteed Maximum Cost of Insurance Rates shown for both Insureds' risk classification(s) attached to the policy. Any new schedule of rates will be determined by Us based on factors which will be uniform by class without regard to change in the health of the Insureds after the Rider Date of Issue, and based on our future mortality, expense, lapse and investment expectations.

TERMINATION OF THIS RIDER
This rider will terminate on the first of any of the following events to occur:

1.   termination of the Basic Policy;

2. Our receipt of Your Written Request to cancel this rider, which shall be effective as of the next Monthly Calculation Day; or

3.   the date of the Second Death.

Upon termination of this rider the Death Benefit Following Younger Insured's Age 100 provision in the policy will become operative including any consequent reduction in death benefit to equal the Policy Value. No retroactive assessment will be made for monthly deductions waived under this rider.

                         PHL Variable Insurance Company

                           /s/Dona D. Young

                      President and Chief Executive Officer




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